EXHIBIT 5
Zishen Wu
Full Alliance International Limited
MSPEA Agriculture Holding Limited
Abax Global Capital (Hong Kong) Limited

The Board of Directors
Yongye International, Inc.
6th Floor, Suite 608, Xue Yuan International Tower
No. 1 Zichun Road, Haidian District
Beijing, China

October 15, 2012

Dear Sirs:

Zishen Wu ("Mr. Wu"), Full Alliance International Limited ("Full Alliance"), MSPEA Agriculture Holding Limited ("MSPEA") and Abax Global Capital (Hong Kong) Limited, on behalf of funds managed and/or advised by it and its nominee entities and its and their affiliates (collectively “Abax”, together with Mr. Wu, Full Alliance, MSPEA and Abax, the "Buyer Parties" and each a "Buyer Party") are pleased to submit this preliminary non-binding proposal to acquire all outstanding shares of common stock (the "Shares") of Yongye International, Inc. (the "Company") not beneficially owned by the Buyer Parties (the "Acquisition").

We believe that our proposal of US$6.60 in cash per share of the Company's common stock will provide a very attractive opportunity to the Company's shareholders. This price represents a premium of approximately 37.8% to the Company's closing price on October 12, 2012 and a premium of approximately 47.2% to the volume-weighted average price during the last 30 trading days, a premium of 70.4% to the volume-weighted average price during the last 90 trading days, and a premium of 84.4% to the volume-weighted average price during the last 180 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1. Buyer.  The Buyer Parties have entered into a letter agreement dated October 15, 2012 (the "Consortium Agreement"), pursuant to which Full Alliance will form an acquisition vehicle for the purpose of pursuing the Acquisition ("Acquisition Vehicle"), and the Buyer Parties will work with each other on an exclusive basis in pursuing the Acquisition during the term of the Consortium Agreement.

2. Purchase Price.  The Buyer Parties are prepared to pay for the Shares acquired in the Acquisition at a price of US$6.60 per share, in cash.

Financing.  We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided by the Buyer Parties or its affiliated entities in the form of cash and/or rollover equity in the Company. Debt financing will be primarily provided by third party financial institutions. We have held discussions with a Chinese bank which is experienced in financing going-private transactions and has expressed interest in providing loans to finance the Acquisition. We are confident that we will secure adequate financing to consummate the Acquisition.

3. Due Diligence.  We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials.

4. Definitive Agreements.  We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") concurrently with our due diligence review.  This proposal is subject to execution of the Definitive Agreements.  These documents will include provisions typical for transactions of this type.

5. Confidentiality.  We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

6. Process.  We believe that the Acquisition will provide superior value to the Company's shareholders. We recognize of course that the Company’s Board of Directors will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding shares that the Buyer Parties and their affiliates do not already own, and that the Buyer Parties and their affiliates do not intend to sell their stake in the Company to a third party.

7. About MSPEA. MSPEA is a vehicle controlled by Morgan Stanley Private Equity Asia III, L.P., a fund managed by Morgan Stanley Private Equity Asia, the private equity arm of Morgan Stanley.  Morgan Stanley Private Equity Asia is one of the leading private equity investors in the Asia Pacific region, having invested in the region for over 19 years. The team has invested approximately US$2.4 billion in Asia, focusing on profitable, growth-oriented companies. Morgan Stanley Private Equity Asia has offices located in Hong Kong, Shanghai, Mumbai, Seoul, Tokyo and New York.

8. About Abax.  Abax Global Capital is a leading Hong-Kong-based investment fund focused on Pan-Asian private and public investments with an emphasis on Greater China. Founded in 2007, Abax Global Capital’s objective is to invest in and create value for small-to-mid-sized Asian enterprises.

9. Advisors.  Mr. Wu and Full Alliance have retained Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel, MSPEA has retained Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal counsel and Abax Global Capital has retained Weil, Gotshal & Manges LLP as its legal counsel in connection with this proposal and the Acquisition.

10. No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact Mr. Wu at +86 10 8231-8626, Mr. Homer Sun of MSPEA at +852 2848-5844 or Mr. Chee-Kong Chan at Abax at +852 3602-1835. We look forward to speaking with you.

[Signatures to follow on next page]

Sincerely,

Zishen Wu

By:	/s/ Zishen Wu
	Name:	Zishen Wu

Full Alliance International Limited

By:	/s/ Xingmei Zhong
	Name:	Xingmei Zhong
	Title:	Director

MSPEA Agriculture Holding Limited

By:	/s/ Homer Sun
	Name:	Homer Sun
	Title:	Managing Partner

Abax Global Capital (Hong Kong) Limited

By:	/s/ Donald Yang
	Name:	Donald Yang
	Title:	Managing Partner

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